Exhibit 99.2

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C Announces Closing of Initial Public Offering and Full Exercise of Over-Allotment Option

DUBAI, United Arab Emirates, October 22, 2025 -- AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, (the “Company”) (NASDAQ: AHMA), a UAE-based MICE (meetings, incentives, conferences, and exhibitions) and tourism services provider, today announced the closing of its initial public offering (the “Offering”) of 1,725,000 class A ordinary shares, par value US$0.0000001 per share (the “Class A Ordinary Shares”), including 225,000 Class A Ordinary Shares issued as a result of the full exercise by the underwriters of their over-allotment option, at a public offering price of US$4.00 per share. The Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market on October 21, 2025 under the ticker symbol “AHMA.” The Company received aggregate gross proceeds of US$6.9 million from the Offering, before deducting underwriting discounts and other related expenses.

AC Sunshine Securities LLC and Univest Securities, LLC. acted as the joint bookrunners for the Offering. Hunter Taubman Fischer & Li acted as U.S. securities counsel to the Company and Ortoli Rosenstadt LLP acted as U.S. securities counsel to the joint bookrunners.

A registration statement on Form F-1 relating to these securities has been filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-284789), as amended, and was declared effective by the SEC on September 30, 2025. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov.

The Offering is being made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering was filed with the SEC on October 22, 2025, and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus related to the Offering may be obtained from: (i) AC Sunshine Securities LLC, Attention: 200 E. Robinson Street, Suite 295, Orlando, FL 32801, or by calling +1 689 867 6218, or by email at acsib@acsunshine.com; (ii) Univest Securities, LLC., Attention: 75 Rockefeller Plaza #1838, New York, NY 10019, or by calling +1 212 343 8888, or by email at info@univest.us.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

As a UAE-based MICE (meetings, incentives, conferences, and exhibitions) and tourism services provider, the Company serves a global client base by delivering expert event management and seamless, one-stop travel solutions. Guided by an experienced management team and supported by partnerships across the tourism and hospitality industries in the Middle East, Europe, Africa, and the Americas, the Company executes large-scale events for clients from diverse sectors. Additionally, the Company manages bespoke travel experiences, providing a one-stop guided tour service that streamlines travel across the UAE and its neighboring countries, as well as to other global destinations.

For more information, please visit https://ir.ambitions.ae.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “would,” “may,” “expects,” “anticipates,” “aims,” “future,” “continues,” “could,” “should,” “target,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: uncertainties related to market conditions, the satisfaction of customary closing conditions related to the Offering, the completion of Offering on the anticipated terms, or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus that forms a part of the effective registration statement filed with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

Investor Relations

Email: Ambitions@thepiacentegroup.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: Ambitions@thepiacentegroup.com

Jenny Cai

Tel: +86-10-6508-0677

Email: Ambitions@thepiacentegroup.com